

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 14, 2005**

Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Incorporated by reference is a press release, issued by Cross Country Healthcare, Inc. ("the Company") on February 14, 2005 and attached hereto as Exhibit 99.1. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on February 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By:　　/s/ EMIL HENSEL

Name:　Emil Hensel

Title:　Chief Financial Officer

Dated: February 14, 2005

Links



Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS VOLUNTARY DISMISSAL OF SECURITIES CLASS ACTION AND SHAREHOLDER DERIVATIVE LAWSUITS

BOCA RATON, Fla. – February 14, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) reported today that the securities class action lawsuits and the stockholder derivative lawsuits previously filed in the United States District Court for the Southern District Court of Florida in West Palm Beach against the Company, certain executive officers and Board of Directors have all been voluntary dismissed without prejudice by the respective plaintiffs. No consideration was paid by the Company.

"We are extremely pleased with this outcome that the plaintiffs determined not to proceed with their claims and that these matters were resolved before we invested a lot of time or resources," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases by e-mail.

This press release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's Registration Statement on Form S-3 dated November 3, 2004, or any amendments thereof.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

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